NEWS FOR IMMEDIATE RELEASE

Electrovaya Completes Purchase of an industrial site in Jamestown, New York

Will serve as the base for Electrovaya's planned US Gigafactory in Jamestown New York and includes a 137,000 square foot building on 52 acres.

Toronto, Ontario - April 3rd, 2023 -Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, has closed the previously announced purchase of its planned manufacturing site in Jamestown, New York as of March 31 2023. The site includes 52 acres of land, including a building previously utilized for the manufacturing of electronic components.

Electrovaya expects to start battery system assembly at the Jamestown facility later in calendar year 2023 and is planning significant investments at the site to enable production of its proprietary lithium ion ceramic cells. Electrovaya's battery products have best in class safety and cycle life and the company sees growing demand in electric heavy duty vehicles and energy storage applications utilizing its technology.

The Jamestown site has access to low cost renewable energy as agreed with the New York Power Authority. The site is well connected to transportation, has excellent room for expansion, and has close proximity to the company's existing facilities in Ontario in addition to current and prospective OEM customer manufacturing facilities.

For more information, please contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the beginning of battery assembly at and investments in its recently acquired Jamestown site, and the timing therefor, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed", "growing" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the start of battery assembly and investment in the site, and low-cost power, are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that power prices remain stable, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.